SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

INTREPID CAPITAL MANAGEMENT FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Jacksonville and the State of Florida on the 8th day of September, 2005.

INTREPID CAPITAL MANAGEMENT
FUNDS TRUST
(Registrant)
Attest: /s/ Donald S. White	By: /s/ Mark F. Travis
Donald S. White	Mark F. Travis
Secretary	President